
16004386

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11 – K

Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2015

Commission files numbers 98-0101920 and 23-1099050

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GSK 401(k) Plan
GlaxoSmithKline LLC
5 Crescent Drive
Philadelphia, PA 19112


Received SEC
JUN 21 2016
Washington, DC 20549

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

GlaxoSmithKline LLC
5 Crescent Drive (NY0300)
Philadelphia, PA19112

GSK 401(k) Plan
(Name of Plan)

Date: 6/17/16

Ricardo DeOliveira
Plan Administrator

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87421) of GlaxoSmithKline of our report dated June 16, 2016 relating to the financial statements and supplemental schedule of GSK 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
June 16, 2016

VS
manual signature

GSK 401(k) Plan

Financial Statements as of and for the Years Ended December 31, 2015 and 2014 and Supplemental Schedule as of December 31, 2015

GSK 401(k) Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2015 and 2014 2

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014 3

Notes to Financial Statements
December 31, 2015 and 2014 4–15

Supplemental Schedule*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015 16-20

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted, because they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Administrator of GSK 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK 401(k) Plan (the "Plan") at December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) at December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

June 16, 2016

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

GSK 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets		
Investments at fair value	$ 5,301,136,622	$ 5,851,889,417
Fully benefit responsive investment contracts at contract value	395,684,507	403,331,748
Total investments	5,696,821,129	6,255,221,165
Receivables		
Employer contributions	4,459,863	4,962,492
Participant contributions	7,685,651	8,399,613
Dividends and interest	7,511,985	6,985,840
Receivables for securities sold	3,333,921	-
Participants loans receivable	45,718,367	53,443,749
Total receivables	68,709,787	73,791,694
Total assets	5,765,530,916	6,329,012,859
Liabilities		
Accrued management fees	1,460,063	612,683
Payables for securities purchased	8,295,191	-
Total liabilities	9,755,254	612,683
Net assets available for benefits	$ 5,755,775,662	$ 6,328,400,176

The accompanying notes are an integral part of these financial statements.

GSK 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and 2014

	2015	2014
Additions to net assets attributed to		
Investment income		
Interest	$ 6,381,786	$ 8,300,432
Dividends	38,827,614	95,362,127
Net appreciation (depreciation) in fair value of investments	(82,781,898)	161,699,303
Total investment income	(37,572,498)	265,361,862
Contributions		
Participant	187,683,674	200,521,708
Employer	110,268,789	122,936,307
Total contributions	297,952,463	323,458,015
Total additions	260,379,965	588,819,877
Deductions from net assets attributed to		
Benefits paid to participants	827,307,126	420,077,764
Administrative expenses	5,697,353	4,282,316
Total deductions	833,004,479	424,360,080
Net (decrease) increase	(572,624,514)	164,459,797
Transfer from other plans (Note 1)	-	593,273
Net assets available for benefits		
Beginning of year	6,328,400,176	6,163,347,106
End of year	$ 5,755,775,662	$ 6,328,400,176

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the GSK 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by GlaxoSmithKline LLC (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax and/or Roth 401(k) contributions, which combined can range from 1% to 50% of their eligible compensation, as defined in the Plan Document. Participants who have attained age 50 before the end of the Plan's year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's combined pre-tax and/or Roth 401(k) contributions not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for GSK core contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. Participants decide how to invest the Company contributions into the various investment options offered by the Plan and may change those options at any time during the year.

Participant Accounts
Each participant's account is credited with the participant's contributions, Company matching contributions, GSK core contributions and investment earnings or losses as applicable and charged with fees as applicable. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the GSK American Depository Shares (ADS), which are allocated based upon the number of units held in the individual accounts of participants. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments
If a participant does not designate an investment direction, the GSK core contributions are invested in the age-appropriate Vanguard Target Retirement fund closest to the year that the participant turns age 65. The participant can change this future investment direction as well as transfer any accumulated holdings to any other fund in the Plan at any time.

Vesting
Participants are immediately and fully vested in their participant contributions, GSK matching contributions and GSK core contributions plus actual earnings thereon.

Payment of Benefits
Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. If the participant account balance is less than $5,000, payment is in the form of an immediate lump sum distribution of cash or if invested in the GSK Stock Fund those distributions may be made in GSK ADS. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual installments over a period not extending beyond 5 years or as a lump sum distribution, or if invested in the GSK Stock Fund those distributions may be made in GSK ADS, or they may postpone their withdrawal until as late as age 70-1/2.

The GSK Stock Fund invests in GSK ADS listed on the New York Stock Exchange representing two Ordinary Shares of GlaxoSmithKline plc.

During employment, participants may withdraw participant rollover contributions, after-tax contributions, after-tax earnings and prior Company matching contributions at any age. After the age of 59-1/2, participants may also withdraw their pre-tax and Roth 401(k) contributions at any time.

Prior to age 59-1/2, participant pre-tax and Roth 401(k) contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of participant pre-tax or Roth 401(k) contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 6 months following the withdrawal.

Participant Loans Receivable
Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers from the applicable investment option to the Participant Loan Fund. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence.

The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime rate plus 1% as of the initial date of the loan, as determined by the Plan's administrator. Principal and interest are paid ratably through bi-weekly payroll deductions. Participants must pay a one time loan processing fee of $50.

Loans outstanding at December 31, 2015 have interest rates ranging from 3.25% to 10% with maturity dates from 2015 to 2041. Loans outstanding at December 31, 2014 had interest rates ranging from 3.25% to 10.50% with maturity dates from 2014 to 2041. Loan maturities beyond 15 years are due to loans transferred in as a result of the Human Genome Sciences plan merger in 2013.

Participant loans receivable are valued at unpaid principal plus accrued, but not paid interest, which approximates fair market value.

Administrative Expenses
Investment management fees for all investment fund options within the Plan are borne by Plan participants. Investment management fees for certain funds are accrued within the Plan (as opposed to being already taken from the fund's investment return), and are recorded as administrative expenses in the Statements of Changes in Net Assets Available for Benefits. Administrative expenses also include the individual amounts participants pay quarterly in arrears if

they sign up to Financial Engines to manage their investments in the Plan. Certain administrative functions are performed by officers or employees of GlaxoSmithKline LLC and its affiliates. No such officer or employee receives compensation from the Plan. Other administrative expenses of the Plan are paid by the Company. During the years ended December 31, 2015 and 2014, the Company paid administrative expenses of $4,198,203 and $4,055,400, respectively, on behalf of the Plan.

Transfers In

In December 2014, all participant assets in GSK's subsidiary Tempero Pharmaceuticals, Inc. 401(k) Plan were transferred into the GSK 401(k) Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-07, *Fair Value Measurement (Topic 820) Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (the "Update"),* which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Under this guidance the reporting entity should continue to disclose information on investments for which fair value is measured at net asset value (or its equivalent) as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from net asset value. The Update is effective for public entities for fiscal years beginning after December 15, 2015. For all other entities the Update is effective for fiscal years beginning after December 15, 2016. Management has adopted the Update effective with the December 31, 2015 financial statements.

In July 2015, the FASB issued ASU 2015-12, *Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.* Part I removes the requirement for fully benefit-responsive investment contracts to be measured at fair value and provide reconciliation of contract value to fair value where those measures differ. Under the amendments, fully benefit-responsive contracts are measured, presented and disclosed only at contract value. Part II removes the requirement to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation/deprecation for investment by general type. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted with retrospective application. Management has adopted Parts I and II early effective with the December 31, 2015 financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and differences could be material.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value as defined by FASB Accounting Standards Codification (ASC) 820, except for synthetic guaranteed investment contracts that are stated at contract value. At December 31, 2014, interest bearing cash represents the Plan's investments managed by State Street Global Advisors (SSgA) in a Short Term Investment Fund. During 2015 the Plan switched into the State Street Institutional Treasury Money Market Fund, which is a mutual fund. The State Street Institutional Treasury Money Market Fund's underlying investments include U.S Treasury bills, notes and bonds which are direct obligations of the U.S government. The Plan's Management determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and contract issuers.

The following is a description of the valuation methodologies used for the investments measured at fair value. There have been no changes in methodologies used at December 31, 2015 and 2014.

- Common stock: valued at the closing price reported on the active market on which the individual security is traded.

- Common collective trust funds: valued at the net asset value (NAV) of shares held by the Plan at year end as a practical expedient.

- Interest bearing cash: valued at the NAV of shares held by the Plan at year end.

- Mutual funds: valued at the quoted NAV of shares held by the Plan at year end.

The measurement methods as described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan invests in synthetic guaranteed investment contracts, which have fully benefit responsive investment contracts among their investments. As a result of the Plan's adoption of Part I of ASU 2015-12, synthetic guaranteed investment contracts are presented at contract value. The underlying assets of the synthetic contract consist of limited partnerships and common collective trust funds holding high-quality bond portfolios, combined with wrap contracts.

Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. Purchases and sales of investments are recorded on the trade-date basis. Interest income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation and depreciation in the fair value of its investments, which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants
Benefits paid to participants from participants' accounts are recorded when paid.

3. Synthetic Guaranteed Investment Contracts

Synthetic guaranteed investment contracts are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The synthetic guaranteed investment contracts are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

	2015	2014
Fully benefit responsive investment contracts at contract value		
Synthetic Guaranteed Investment Contracts	$ 395,684,507	$ 403,331,748
Total	$ 395,684,507	$ 403,331,748

A synthetic investment contract includes a wrapper contract, which is an agreement from the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. Each wrap contract crediting rate formula is designed to provide a stable return during rising or falling interest rates. The synthetic guaranteed investment contracts serve to smooth the impact of fluctuating interest rates and bond prices by amortizing the gains or losses over the duration of the portfolio. The smoothing function allows the stable value portfolio yield to track the general direction of interest rate changes without the day-to-day price volatility of traditional bond portfolios. The crediting rate on each wrap contract resets monthly. The crediting interest rate is based on a formula agreed upon with the issuer. The crediting rate formula will be applied using information as of the last business day of the second calendar month before crediting rate reset date. The terms of each wrap agreement stipulate a crediting rate floor of 0%. The crediting rates on all investment contracts ranged from 1.48% to 1.73% for the year ended December 31, 2015 and from 1.26% to 1.56% for the year ended December 31, 2014.

Certain events limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different for each contract. Examples of such events include (1) communication to Plan participants which may induce participants to make a withdrawal from the stable value fund, (2) equity wash provisions are not followed, (3) other Plan sponsor events (for example, a group layoff, an early retirement incentive or spin-offs of the trust) that cause a significant withdrawal from the Plan, (4) the Plan's failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code or (5) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan).

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include (1) termination or replacement (or "change in control" as defined in the contract) of the investment adviser without the issuer's consent, (2) if a security is sold or subject to a lien other than as permitted under the contract, (3) the contract holder engages in fraud or other bad faith that in some cases must also have materially and adversely affected the risk profile of the contract (4) a material amendment to the agreements without consent of the issuer, (5) failure to be exempt from federal income taxation, or (6) the Plan merges with another plan.

Automatic termination of the wrap contract will occur if the contract value equals zero; the contracts may also be terminated in the event of a default by the issuer. The Plan's ability to receive amounts due in accordance with fully benefit responsive investment contracts is dependent on the third-party issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations may be affected by future economic and regulatory developments. Participant initiated withdrawals permitted under the Plan are paid at contract value. Any event that is employer initiated could result in withdrawal at market value (which may be significantly less than contract value). If the assets were transferred to another synthetic contract within the Plan's synthetic guaranteed investment contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. To increase consistency and comparability in fair value measurements and related disclosures, the Plan utilizes the fair valuation hierarchy required by FASB ASC 820-10 which prioritizes the inputs to valuation techniques and to measure fair value into the following three broad levels:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date (i.e. mutual funds and common stock).

Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active (i.e. common collective trusts).

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Common stock	$ 1,244,464,256	$ -	$ -	$ 1,244,464,256
Mutual funds	235,873,458	-	-	235,873,458
	1,480,337,714	-	-	1,480,337,714
Investments measured at net asset value as a practical expedient [(a)]	-	-	-	3,820,798,908
	$ 1,480,337,714	$ -	$ -	$ 5,301,136,622

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Interest bearing cash	$ -	$ 19,139,574	$ -	$ 19,139,574
Common stock	447,919,859	-	-	447,919,859
Mutual funds	896,126,310	-	-	896,126,310
	1,344,046,169	19,139,574	-	1,363,185,743
Investments measured at net asset value as a practical expedient [(a)]	-	-	-	4,488,703,674
	$ 1,344,046,169	$ 19,139,574	$ -	$ 5,851,889,417

(a) In accordance with ASU 2015-07, certain investments that were measured at net asset value per share (or its equivalent) as practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

For years ended December 31, 2015, and 2014, there were no transfers between Levels 1 and 2 and no transfers in or out of Level 3.

The following summarizes investments measured at fair value based on NAV per share as a practical expedient as of December 31, 2015 and 2014, respectively.

December 31, 2015	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	1,220,685,168	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA US Bond Index Non-Lending Series Fund (Class A)	440,174,656	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA International Index Non-Lending Series Fund (Class A)	683,653,954	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA US Total Market Index Non-Lending Series Fund (Class A)	178,129,148	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA US Extended Market Index Non-Lending Series Fund (Class C)	601,630,787	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
Vanguard Target Retirement Trust I funds	683,415,496	n/a	Daily subject to frequent trading provisions	No defined period.
Pzena International Expanded Value ACWI (ex-US) Collective Fund (Class 1)	13,109,699	n/a	Daily subject to frequent trading provisions	Orders for withdrawals must be received by 3pm CET on the trade date
Total December 31, 2015	3,820,798,908			

December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
SSgA S&P 500 Index Non-Lending Series Fund (Class A)	1,298,049,941	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA US Bond Index Non-Lending Series Fund (Class A)	504,327,908	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA Russell Small Cap Index Non-Lending Series Fund (Class A)	316,052,972	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA International Index Non-Lending Series Fund (Class A)	734,151,153	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA S&P MidCap Index Non-Lending Series Fund (Class A)	391,038,636	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
SSgA US Total Market Index Non-Lending Series Fund (Class A)	153,326,351	n/a	Daily	15 days' advance notice for plan-directed redemptions that are of a significant size, as determined by SSgA. By 8:30am ET on the day after trade date for participant-directed redemptions.
T. Rowe Price New Horizons Trust (Class A)	266,021,459	n/a	Daily	Under its Declaration of Trust, 90 days' advance notice is required prior to the redemption of trust units, however the actual operating procedure over 2014 was to require one day's advance notice for participant-directed redemptions and 30 days' advance notice for partial or total redemptions of a plan's units in the trust.
Winslow Large Cap Growth Fund (Class I)	143,895,937	n/a	Daily	Five business days' advance notice if a plan's redemption is more than 20% of the plan's holdings in the Fund (this provision does not apply for participant-directed redemptions).
Vanguard Target Retirement Trust I funds	681,839,317	n/a	Daily subject to frequent trading provisions	No defined period.
Total December 31, 2014	4,488,703,674			

5. Related Party Transactions

Certain Plan investments are common collective trust funds and a mutual fund managed by State Street Global Advisors (SSgA), an investment management division of State Street Bank and Trust Company, which is the Trustee and custodian of the Plan, and therefore, these transactions and expenses qualify as party-in-interest transactions.

The Plan invests in the GlaxoSmithKline Stock Fund ("the GSK Stock Fund"). The GSK Stock Fund is comprised of the State Street Institutional Treasury Money Market Fund, managed by SSgA, and GSK ADS, which represents two ordinary shares of GlaxoSmithKline plc. During the year ended December 31, 2015, the Plan purchased $94,067,923 and sold $110,122,166 of the GSK Stock Fund, which included purchases of $11,810,109 and sales of $29,301,590 of GSK ADS, and received GSK ADS dividends of $25,166,249.

During the year ended December 31, 2014, the Plan purchased $103,994,852 and sold $115,117,461 of the GSK Stock Fund, which includes purchases of $19,329,423 and sales of $29,307,598 of GSK ADS, and received GSK ADS dividends of $28,135,278

The Plan invests in Novartis ADR shares. GlaxoSmithKline and Novartis entered into a joint venture agreement during 2015. During the year ended December 31, 2015, the Plan purchased and sold $17,290,031 and $1,675,428 of Novartis ADR, respectively.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan Document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 30, 2012, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require the Plan's management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012. Plan management has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

8. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$ 5,755,775,662	$ 6,328,400,176
Amounts allocated to withdrawing participants	(20,202,546)	(17,767,942)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,880,742	5,689,142
Net assets available for benefits per Form 5500, Schedule H	$ 5,737,453,858	$ 6,316,321,376

The following is a reconciliation of total additions per the Statement of Changes in Net Assets Available for Benefits per the financial statements at December 31, 2015 and 2014 to Form 5500:

	2015	2014
Net additions per the Statement of Changes in Net Assets Available for Benefits per financial statements	$ 260,379,965	$ 588,819,877
2015 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,880,742	-
2014 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,689,142)	5,689,142
2013 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	-	(5,144,585)
Total income per Form 5500, Schedule H	$ 256,571,565	$ 589,364,434

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2015 and 2014, to Form 5500:

	2015	2014
Benefits paid to participants per the financial statements	$ 827,307,126	$ 420,077,764
Amounts allocated to withdrawing participants at December 31, 2015	20,202,546	-
Amounts allocated to withdrawing participants at December 31, 2014	(17,767,942)	17,767,942
Amounts allocated to withdrawing participants at December 31, 2013	-	(4,489,149)
Benefits paid to participants per Form 5500, Schedule H (2e, 2g)	$ 829,741,730	$ 433,356,557

9. Risks and Uncertainties

The Plan invests in various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10. Subsequent Events

On January 11, 2016 $164,466,394 of participant assets and $2,768,250 of participant loans from Novartis Corporation Investment Savings Plan were transferred into the GSK 401(k) Plan.

The Plan's management has determined that no other material events occurred subsequent to December 31, 2015 and through June 16, 2016, the date the financial statements were available to be issued, which require additional disclosure in the financial statements.

Supplemental Schedule

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower Lessor or Similar	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Fair Value
	BlackRock T-Fund (Institutional Share Class)	Mutual fund	**	165,775,768
	Metropolitan West Total Return Bond Fund (P Share Class)	Mutual fund	**	20,686,312
*	State Street Institutional Treasury Money Market Fund (Premier Share Class)	Mutual fund ***	**	66,000,911
				252,462,991
*	SSgA S&P 500 Index Non-Lending Series Fund (Class A)	Common collective trust fund	**	1,220,685,168
*	SSgA US Bond Index Non-Lending Series Fund (Class A)	Common collective trust fund	**	440,174,656
*	SSgA US Total Market Index Non-Lending Series Fund (Class A)	Common collective trust fund	**	178,129,148
*	SSgA International Index Non-Lending Series Fund (Class A)	Common collective trust fund	**	683,653,954
*	SSgA US Extended Market Index Non-Lending Series Fund (Class C)	Common collective trust fund	**	601,630,787
	Vanguard Target Retirement Income Trust I	Common collective trust fund	**	32,359,965
	Vanguard Target Retirement 2010 Trust I	Common collective trust fund	**	22,997,800
	Vanguard Target Retirement 2015 Trust I	Common collective trust fund	**	43,069,172
	Vanguard Target Retirement 2020 Trust I	Common collective trust fund	**	139,266,801
	Vanguard Target Retirement 2025 Trust I	Common collective trust fund	**	93,053,444
	Vanguard Target Retirement 2030 Trust I	Common collective trust fund	**	133,988,414
	Vanguard Target Retirement 2035 Trust I	Common collective trust fund	**	67,263,973
	Vanguard Target Retirement 2040 Trust I	Common collective trust fund	**	96,790,925
	Vanguard Target Retirement 2045 Trust I	Common collective trust fund	**	31,371,852
	Vanguard Target Retirement 2050 Trust I	Common collective trust fund	**	16,021,915
	Vanguard Target Retirement 2055 Trust I	Common collective trust fund	**	4,340,629
	Vanguard Target Retirement 2060 Trust I	Common collective trust fund	**	2,890,606
	Pzena International Expanded Value ACWI (ex-US) Collective Fund (Class 1)	Common collective trust fund	**	13,109,699
	GSAM Stable Value Intermediate Core Fund (Class B Shares)	Common collective trust fund ***	**	154,148,127
				3,974,947,035
	ADT CORP/THE	Common stock	**	3,255,126
	AEGON N.V. NY REG SHR	Common stock	**	2,996,028
	ALERE INC	Common stock	**	5,400,284
	ALLEGION PLC	Common stock	**	6,226,144
	ALPHABET INC CL A	Common stock	**	4,668,060
	ALPHABET INC CL C	Common stock	**	10,624,320
	AMERICAN EXPRESS CO	Common stock	**	5,883,930
	AMERICAN FINANCIAL GROUP INC	Common stock	**	6,263,752
	AMERICAN WATER WORKS CO INC	Common stock	**	10,118,663
	ANTHEM INC	Common stock	**	1,826,664
	APACHE CORP	Common stock	**	5,469,810

	ASSOCIATED BANC CORP	Common stock	**	7,237,500
	ASTRAZENECA PLC SPONS ADR	Common stock	**	2,309,686
	AVANGRID INC	Common stock	**	10,450,560
	AXIALL CORP	Common stock	**	5,277,580
	BAKER HUGHES INC	Common stock	**	7,107,100
	BANK OF AMERICA CORP	Common stock	**	14,584,878
	BANK OF NEW YORK MELLON CORP	Common stock	**	11,046,960
	BB+T CORP	Common stock	**	4,745,155
	BELDEN INC	Common stock	**	6,966,048
	BIO TECHNE CORP	Common stock	**	7,528,500
	BLOOMIN BRANDS INC	Common stock	**	6,621,725
	BROADRIDGE FINANCIAL SOLUTIO	Common stock	**	8,610,233
	CADENCE DESIGN SYS INC	Common stock	**	1,352,650
	CAPITAL ONE FINANCIAL CORP	Common stock	**	17,178,840
	CARLISLE COS INC	Common stock	**	8,278,325
	CELANESE CORP SERIES A	Common stock	**	4,410,115
	CIGNA CORP	Common stock	**	9,218,790
	CISCO SYSTEMS INC	Common stock	**	8,282,275
	COACH INC	Common stock	**	2,651,130
	COMCAST CORP CLASS A	Common stock	**	11,906,730
	COMPUTER SCIENCES CORP	Common stock	**	6,607,896
	CONCHO RESOURCES INC	Common stock	**	2,553,650
	COOPER COS INC/THE	Common stock	**	8,125,810
	CORNING INC	Common stock	**	5,429,160
	CSRA INC	Common stock	**	10,722,750
	CST BRANDS INC	Common stock	**	2,947,242
	DANAHER CORP W/D	Common stock	**	3,557,304
	DELEK US HOLDINGS INC	Common stock	**	5,553,450
	DISH NETWORK CORP A	Common stock	**	3,087,720
	DOUGLAS EMMETT INC	Common stock	**	6,435,552
	DUN + BRADSTREET CORP	Common stock	**	6,287,765
	E TRADE FINANCIAL CORP	Common stock	**	8,771,958
	EAGLE MATERIALS INC	Common stock	**	5,503,662
	EBAY INC	Common stock	**	524,868
	EMC CORP/MA	Common stock	**	11,068,080
	ENERGEN CORP	Common stock	**	8,982,959
	EXPRESS SCRIPTS HOLDING CO	Common stock	**	10,524,164
	FEDEX CORP	Common stock	**	8,909,602
	FIRST HORIZON NATIONAL CORP	Common stock	**	5,445,726
	GEO GROUP INC/THE	Common stock	**	6,509,087
*	GLAXOSMITHKLINE plc ADS	Common stock	**	407,211,272
	GNC HOLDINGS INC CL A	Common stock	**	6,507,996
	GOLDMAN SACHS GROUP INC	Common stock	**	9,912,650

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

	HANCOCK HOLDING CO	Common stock	**	7,339,572
	HARLEY DAVIDSON INC	Common stock	**	1,865,529
	HEWLETT PACKARD ENTERPRIS	Common stock	**	10,868,000
	HP INC	Common stock	**	7,873,600
	ITT CORP	Common stock	**	8,186,528
	JPMORGAN CHASE + CO	Common stock	**	8,722,563
	JUNIPER NETWORKS INC	Common stock	**	717,600
	KEYCORP	Common stock	**	8,838,619
	KIRBY CORP	Common stock	**	4,135,932
	LEGGETT + PLATT INC	Common stock	**	9,318,607
	LIBERTY INTERACTIVE CORP Q A	Common stock	**	3,032,520
	MAXIM INTEGRATED PRODUCTS	Common stock	**	4,301,600
	MEDTRONIC PLC	Common stock	**	2,822,964
	MERCK + CO. INC.	Common stock	**	6,396,502
	METLIFE INC	Common stock	**	6,701,190
	MICROSOFT CORP	Common stock	**	17,714,764
	NATIONAL OILWELL VARCO INC	Common stock	**	3,479,611
	NETAPP INC	Common stock	**	4,289,901
	NEWS CORP CLASS A	Common stock	**	583,832
	NISOURCE INC	Common stock	**	7,431,359
*	NOVARTIS AG SPONSORED ADR	Common stock	**	13,422,240
	NOW INC	Common stock	**	210,406
	NUANCE COMMUNICATIONS INC	Common stock	**	8,128,049
	OIL STATES INTERNATIONAL INC	Common stock	**	5,955,488
	OUTFRONT MEDIA INC	Common stock	**	7,304,318
	PRICELINE GROUP INC/THE	Common stock	**	3,824,850
	PTC INC	Common stock	**	8,740,612
	PVH CORP	Common stock	**	6,118,842
	QIAGEN N.V.	Common stock	**	10,648,015
	RESTAURANT BRANDS INTERN	Common stock	**	4,352,440
	ROCHE HOLDINGS LTD SPONS ADR	Common stock	**	9,513,720
	RPM INTERNATIONAL INC	Common stock	**	7,905,245
	SANOFI ADR	Common stock	**	10,790,450
	SCHLUMBERGER LTD	Common stock	**	12,178,350
	SCHWAB (CHARLES) CORP	Common stock	**	16,596,720
	SNAP ON INC	Common stock	**	8,481,499
	SPRINT CORP	Common stock	**	3,095,100
	SPX FLOW INC	Common stock	**	5,143,115
	STERIS PLC	Common stock	**	6,309,725
	STEVEN MADDEN LTD	Common stock	**	8,454,045
	STIFEL FINANCIAL CORP	Common stock	**	8,601,198
	SYMANTEC CORP	Common stock	**	8,933,400
	SYNOPSYS INC	Common stock	**	3,420,750

GSK 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

	SYNOVUS FINANCIAL CORP	Common stock	**	8,430,133
	TARGET CORP	Common stock	**	3,775,720
	TE CONNECTIVITY LTD	Common stock	**	6,590,220
	THERMO FISHER SCIENTIFIC INC	Common stock	**	468,105
	TIME WARNER CABLE	Common stock	**	17,148,516
	TIME WARNER INC	Common stock	**	11,815,209
	TIMKEN CO	Common stock	**	5,998,182
	TREEHOUSE FOODS INC	Common stock	**	6,135,572
	TWENTY FIRST CENTURY FOX B	Common stock	**	2,132,109
	TWENTY FIRST CENTURY FOX A	Common stock	**	6,445,068
	TYCO INTERNATIONAL PLC	Common stock	**	3,405,852
	UIL HOLDINGS CORP	Common stock	**	1,295,085
	UMPQUA HOLDINGS CORP	Common stock	**	6,398,955
	UNITEDHEALTH GROUP INC	Common stock	**	7,387,792
	URBAN EDGE PROPERTIES	Common stock	**	9,365,930
	VANTIV INC CL A	Common stock	**	5,792,353
	VERINT SYSTEMS INC	Common stock	**	5,579,028
	VISTEON CORP	Common stock	**	13,728,550
	VMWARE INC CLASS A	Common stock	**	1,510,419
	WABCO HOLDINGS INC	Common stock	**	5,294,512
	WAL MART STORES INC	Common stock	**	9,195,000
	WEATHERFORD INTERNATIONAL PL	Common stock	**	1,686,390
	WELLS FARGO + CO	Common stock	**	18,618,300
	WR BERKLEY CORP	Common stock	**	8,384,963
	WR GRACE + CO	Common stock	**	5,455,042
				1,244,464,256
	GSAM Stable Value Term Fund 2015	Limited partnership ***	**	4,260,750
	GSAM Stable Value Term Fund 2016	Limited partnership ***	**	56,371,522
	GSAM Stable Value Term Fund 2017	Limited partnership ***	**	56,351,247
	GSAM Stable Value Term Fund 2018	Limited partnership ***	**	55,801,823
	GSAM Stable Value Term Fund 2019	Limited partnership ***	**	54,009,094
			Total value	226,794,436
	Transamerica	Wrap contract ***	**	33,153
			Total value	33,153
			Total investments	$ 5,698,701,871
*	Participant loans (interest rate 3.25%-10%; maturity 2015-2041)	Participant loans	**	$ 45,718,367

* Denotes a party-in interest.

** Historical cost information is not required for participant directed investments.

*** Investments are part of the Synthetic Guaranteed Investment Contract. $16,589,533 of the State Street Institutional Treasury Money Market Fund is attributable to the Synthetic Guaranteed Investment Contract.